--------------------------------------------------------------------------------
SEC 1746 (2-98)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                    RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                    CONTROL NUMBER.
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.       )*

                                THE STEPHAN CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


858603103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


1850 West McNab Road, Ft. Lauderdale, Florida 33309          (954) 971-0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


March 22, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 858603103                     SCHEDULE 13D                 PAGE 1 OF 2
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


    Dean R. Kretschmar
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    78,500
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    78,500
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     78,500
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)


--------------------------------------------------------------------------------

                                  Schedule 13D


     Dean R. Kretschmar placed an order for additional shares of The Stephan Co. common stock on April 30, 2002. This transaction has not settled, but will result in Dean Kretschmar owning approximately 30,000 additional shares of The Stephan Company.

ITEM 1.  The Stephan Co.
         Common Stock

         The Stephan Co.
         1850 West McNab Road
         Fort Lauderdale, Florida 33309

ITEM 2.  (a) Douglas J. Von Allmen            (a) Dean R. Kretschmar

         (b) 9 Isla Bahia                     (b) 500 East Broward
             Fort Lauderdale, Florida 33316       Suite 1800
             (Residence)                          Fort Lauderdale, Florida 33394
                                                  (Business)

         (c) Business Owner                   (c) Vice President
                                                  Von Allmen Capital

         (d) No                               (d) No

         (e) No                               (e) No

         (f) United States                    (f) United States

ITEM 3.  Douglas J. Von Allmen
         Personal Funds
         $629,500

         Dean R. Kretschmar
         Personal Funds
         $245,114

         Dean Kretschmar borrowed from Douglas Von Allmen the funds used for the purchase of the issuer stock. The loan is not memorialized in any written document and does not grant Douglas Von Allmen any rights whatsoever with regard to the shares of the issuer held by Dean Kretschmar. The shares of the issuer are not pledged as security for the loan.

ITEM 4. The reporting person's intent as of March 27, 2002 in acquiring the share of the issuer was to hold the shares for investment. As of the date of this filing, the reporting persons intent in acquiring shares of the issuer is to hold said shares for investment. The reporting person's may acquire or dispose of shares of the issuer. Said investment decisions will be based upon his assessment of the value of the stock of the issuer.

ITEM 5. Number of shares and percentages reported as of April 29, 2002, as details of April 30, 2002 purchase are not yet available.

         (a)   Douglas J. Von Allmen          (b) Dean R. Kretschmar
               205,000 Shares                     78,500 Share
               4.6%                               1.8%

         (b)



                                Douglas J. Von Allmen       Dean R. Kretschmar
                                ---------------------       ------------------
Sole Voting Power               205,000                     78,500

Shared Voting Power             0                           0

Sole Disposition Power          205,000                     78,500

Shared Disposition Power        0                           0


         (c)   1.  Dean Kretschmar
               2.  Approximately April 30, 2002
               3.  Approximately 30000 shares
               4.  Price per share unknown
               5. Order was placed with broker for purchase. Confirmation of purchase has not been received.

               1.  Dean Kretschmar
               2.  April 1, 2002
               3.  12600 shares
               4.  $3.24/share
               5.  Shares were purchased through a broker in New York.

               1.  Dean Kretschmar
               2.  March 27, 2002
               3.  65900 shares
               4.  $3.10/share
               5.  Shares were purchased through a broker in New York.

               1.  February 12, 2002
               2.  Douglas J. Von Allmen
               3.  10000 shares
               4.  $3.12/share
               5.  Shares were purchased through a broker in New York.

         (d)   N/A

         (e)   N/A

ITEM 6. Dean Kretschmar borrowed from Douglas Von Allmen the funds used for the purchase of the issuer stock. The loan is not memorialized in any written document and does not grant Douglas Von Allmen any rights whatsoever with regard to the shares of the issuer held by Dean Kretschmar. The shares of the issuer are not pledged as security for the loan.

ITEM 7.  N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


           5-9-02
-------------------------------
Date


    /s/ Dean R. Kretschmar
-------------------------------
Dean R. Kretschmar